Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three-months		Year-ended December 31,
	2012	2011	2011	2010	2009	2008	2007
FIXED CHARGES:
Interest expense on deposits	$58,455	$58,282	$248,711	$228,633	$640,549	$951,588	$1,627,315
Interest expense on borrowings(1)	159,402	278,914	1,139,488	1,194,156	1,169,406	1,099,524	1,197,140
Portion of rent expense representative of interest	10,245	10,941	44,099	46,114	43,155	43,356	43,140

Total Fixed Charges including deposit interest	$228,102	$348,137	$1,432,298	$1,468,903	$1,853,110	$2,094,468	$2,867,595

Total Fixed Charges excluding deposit interest	$169,647	$289,855	$1,183,587	$1,240,270	$1,212,561	$1,142,880	$1,240,280

EARNINGS:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$102,243	$493,777	$2,166,525	$1,018,985	$(1,122,899)	$(1,633,634)	$(1,409,712)
ADD: Distributed income of equity investees(2)	—	—	—	—	—	—	—
ADD: Total fixed charges including deposit interest	228,102	348,137	1,432,298	1,468,903	1,853,110	2,094,468	2,867,595

Total earnings including deposit interest in fixed charges	$330,345	$841,914	$3,598,823	$2,487,888	$730,211	$460,834	$1,457,883

Total earnings excluding deposit interest in fixed charges	$271,890	$783,632	$3,350,112	$2,259,255	$89,662	$(490,754)	$(169,432)

RATIOS OR DEFICIENCY:
Earnings/fixed charges
Excluding interest on deposits	1.60	2.70	2.83	1.82	0.07	(0.43)	(0.14)
Including interest on deposits	1.45	2.42	2.51	1.69	0.39	0.22	0.51
Deficiency in earnings to fixed charges including deposits	N/A	N/A	N/A	N/A	$1,122,899	$1,633,634	$1,409,712
Deficiency in earnings to fixed charges excluding deposits	N/A	N/A	N/A	N/A	$1,122,899	$1,633,634	$1,409,712

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs)
(2)	Income was not distributed from SCUSA to SHUSA until the second quarter of 2012